SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 1, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West

Suite 4000

Montreal, Quebec

H5A 1K3

Registration No. 0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F . . . . . Form 40-F . . X . . .

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934. ]

Yes . . . . . No . .X . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2003

Microcell Telecommunications Inc.

(Signed) Jocelyn Cote
__________________________________________________

Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Reporting Issuer

  Microcell Telecommunications Inc.

  800 de La Gauchetiere Street West

  Suite 4000

  Montreal, Quebec

  H5A 1K3

  Date of Material Change

  May 1, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on May 1, 2003. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  Microcell announced on May 1, 2003 that it has successfully completed its recapitalization process. The recapitalization plan has significantly reduced Microcell’s debt obligations by approximately C$1.6 billion and its annual interest obligations by a range of C$160 million to C$200 million.

  Full Description of Material Change

  Microcell announced on May 1, 2003 that it has successfully completed its recapitalization process. The recapitalization plan has significantly reduced Microcell’s debt obligations by approximately C$1.6 billion and its annual interest obligations by a range of C$160 million to C$200 million.

  As of May 1, 2003, the Company had approximately C$125 million in cash availability, cash equivalents, short-term investments and marketable securities. In addition, the Company received commitments from a leading bank for a C$25 million revolving credit facility. The facility has a three-year term and is priced at an attractive market rate. Pursuant to the terms of the new financing arrangements, the Company is entitled to raise up to an additional C$50 million in revolving bank credit facilities.

  Microcell also announced that its newly issued First Preferred Voting Shares (MT.PR.A), First Preferred Non-Voting Shares (MT.PR.B), Second Preferred Voting Shares (MT.PR.C), Second Preferred Non-Voting Shares (MT.PR.D), Class A Restricted Voting Shares (MT.A), Class B Non-Voting Shares (MT.B), and its 2005 Warrants (MT.WT.A) and 2008 Warrants (MT.WT.B) started to be posted for trading on The Toronto Stock Exchange on May 1, 2003. The old Class B Non-Voting Shares (MTI.B) were delisted as soon as trading began on the new securities.

  Non-voting shares are exchangeable, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration in prescribed form to the Company’s transfer agent (Computershare Trust Company of Canada) certifying that the holder is Canadian. The residency declaration form can be obtained directly from Computershare Trust Company of Canada. An electronic version will also be available on the Company’s Web site at www.microcell.ca/investors. The exercise price of the 2005 Warrants will be $19.91, and the exercise price of the 2008 Warrants will be $20.69.

  As soon as possible after implementation of the Plan, the Company will file on SEDAR (at www.sedar.com), and make available on its Web site (at www.microcell.ca/investors), certain definitive documents adopted as part of the recapitalization process. These documents include the certificate of arrangement of the recapitalized company appointing its Board of Directors (as contemplated in the Plan), and amending its articles to provide for an authorized share capital providing for the new securities to be issued in connection with the Plan, as well as the description of the authorized share capital, shareholder rights plan, stock option plan and stock purchase plan of the recapitalized Company.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 6th day of May, 2003 at Montreal, Quebec.

(Signed) Jocelyn Cote
______________________________________________________
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell’s Material Change Report dated May 1, 2003

News Release

For immediate release

MICROCELL SUCCESSFULLY COMPLETES ITS RECAPITALIZATION PROCESS

Elimination of C$1.6 billion in debt and substantial reduction in annual interest obligations increase financial flexibility

Company poised to re-establish its market presence and to pursue growth

Montreal, May 1, 2003—Microcell Telecommunications Inc. (TSX: MT) today announced that it has successfully completed its recapitalization process. The recapitalization plan has significantly reduced Microcell’s debt obligations by approximately C$1.6 billion and its annual interest obligations by a range of C$160 million to C$200 million.

"Not only did we emerge from the recapitalization process with a strengthened balance sheet, but we did so while increasing our liquidity, protecting our assets, and maintaining our revenues," said Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "After a self-imposed slowdown over the past few quarters, we can now apply the same energy and vigour that we used in successfully recapitalizing the Company to acquire subscribers, serve our customers and build value for the new equity holders. We feel confident that we can successfully re-enter the market and re-assume our rightful place in the industry."

"The recapitalization has placed us in a stronger financial position," stated Jacques Leduc, Chief Financial Officer and Treasurer of Microcell. "We believe that we now have the appropriate capital structure in place to support our operations for the long term. In addition to leaving Microcell as the Canadian wireless operator with the lowest debt level in the industry and some of the best credit ratios, our positive and growing operating cash flow and solid liquidity position will enable us to continue offering attractive, innovative solutions to our customers and to grow as a long-term competitor in the Canadian wireless marketplace."

Today, the Company has approximately C$125 million in cash availability, cash equivalents, short-term investments and marketable securities. In addition, the Company received commitments from a leading bank for a C$25 million revolving credit facility. The facility has a three-year term and is priced at an attractive market rate. Pursuant to the terms of the new financing arrangements, the Company is entitled to raise up to an additional C$50 million in revolving bank credit facilities.

Microcell also announced that its newly issued First Preferred Voting Shares (MT.PR.A), First Preferred Non-Voting Shares (MT.PR.B), Second Preferred Voting Shares (MT.PR.C), Second Preferred Non-Voting Shares (MT.PR.D), Class A Restricted Voting Shares (MT.A), Class B Non-Voting Shares (MT.B), and its 2005 Warrants (MT.WT.A) and 2008 Warrants (MT.WT.B) will be posted for trading on The Toronto Stock Exchange today. The old Class B Non-Voting Shares (MTI.B) will be delisted as soon as trading begins on the new securities.

Non-voting shares are exchangeable, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration in prescribed form to the Company’s transfer agent (Computershare Trust Company of Canada) certifying that the holder is Canadian. The residency declaration form can be obtained directly from Computershare Trust Company of Canada. An electronic version will also be available on the Company’s Web site at www.microcell.ca/investors. The exercise price of the 2005 Warrants will be $19.91, and the exercise price of the 2008 Warrants will be $20.69.

As soon as possible after implementation of the Plan, the Company will file on SEDAR (at www.sedar.com), and make available on its Web site (at www.microcell.ca/investors), certain definitive documents adopted as part of the recapitalization process. These documents include the certificate of arrangement of the recapitalized company appointing its Board of Directors (as contemplated in the Plan), and amending its articles to provide for an authorized share capital providing for the new securities to be issued in connection with the Plan, as well as the description of the authorized share capital, shareholder rights plan, stock option plan and stock purchase plan of the recapitalized Company.

The statements made in this release concerning Microcell’s future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company’s recent filings with the securities commissions in Canada and the United States and SEDAR.

About the Company

Microcell Telecommunications Inc. is a provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to over 1 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on The Toronto Stock Exchange.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

www.fido.ca